                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2006

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

THE BOARD OF DIRECTORS APPROVES THE INTERIM REPORT AS AT 30 JUNE 2006

Revenues: 97.8 million euro, up by 17.1% (+18.7% on a like-for-like basis) with respect to the first half of 2005

EBITDA: -52.4 million euro (-1.7 million euro with respect to 50.7 million euro in the first six months of 2005); like-for-like change +2.3 million euro (+4.6%)

LA7 Free to Air: strong increases in advertising revenues (+15.2%) and audiences (+15%). Like-for-like change in EBITDA +2.2 million euro (+11.6%) with respect to the first half of 2005

MTV Free to Air: increase in domestic advertising revenues (+4.6%) led by the development of the new platforms, revenues from which were 9.9 million euro (compared to 6.5 million euro in the first half of 2005)

Terrestrial digital: revenues of 8.6 million euro (2.2 million euro in the first half of 2005)

Milan, 6 September 2006 – The Board of Directors of Telecom Italia Media, which met today under the chairmanship of Riccardo Perissich, examined and approved their report for the first half of 2006.

Telecom Italia Media Group results for the first half of 2006

The Consolidated Revenues for the first half were 97.8 million euro, showing a growth of 17.1% (+18.7% at a like-for-like level) with respect to 83.5 million euro in the corresponding period of 2005. The significant increase compared to 2005 was led by domestic advertising, which grew much faster than market which remained substantially stable in the same period (around 1% in the first five months of the year), and the positive contribution of the Pay per View Revenues on Digital Terrestrial Television.

The EBITDA for the 1st half-year of 2006 were -52.4 million euro, with respect to -50.7 million euro in the corresponding period of 2005. Net of the changes in the scope and extraordinary charges, the EBITDA recorded an improvement of +2.3 million euro (+4.6%). This result includes the increase in profitability of TV Free to Air, the impact on TV DTT of the costs incurred for the development of the contents on the new “free” channels (e.g. La7 Sport) in part compensated by the improvement of the margins of PPV, and the positive effect of 40% cut in overhead costs with respect to the first half of 2005 (-5.1 million euro) following the merger between La7 and TI Media.

The Operating Result for the first half of 2006 was -79.0 million euro (-67.5 million euro in the first half of 2005) and was influenced, in addition to the above-mentioned operational factors, by the full impact of the amortisation and depreciation on the new television network acquired at the end of 2005 and the investments made in the financial year for the development of the infrastructures and the completion of the digital network.

The Parent Company’s share of the Net Result was -54.9 million euro (860.9 million euro in the first half of 2005, as a result of the sale of the Virgilio and Tin.it, and the Buffetti Group).

58.6 million euro was invested in the 1st half-year of 2006 (21.9 million in the 1st half-year of 2005). In particular about 43 million euro was invested in terrestrial digital and about 15 million in Free to Air television.

Net financial indebtedness at 30 June 2006 was 41.9 million euro compared to net financial availability of 436.1 million euro at 31 December 2005. The trend in the half-year was characterised by the payment of dividends totalling 550.6 million, investment needs and the operational management (120 million), an improvement of the financial position arising from the sale of Buffetti (65.8 million) and the receipt from Telecom Italia of 126.8 million being tax credits arising from the Parent Company opting for the National Tax Consolidation.

Results of the Business Units for the first half of 2006

Television Free to Air

The financial results for the first six months of 2006 show an improvement in the Television Free to Air revenues which reached 85.4 million euro (+10.1% with respect to the first half of 2005), led by the strong growth in domestic advertising, which grew much faster than others in the market (+1% in the first five months of the year, source Nielsen). In particular:

•

The LA7 revenues of 45.6 million euro show an increase of 16.9% with respect to the first half of 2005 (39.0 million euro), thanks to the excellent performance of gross domestic advertising that grew by 15.2%. The positive commercial result allowed an increase in the profitability for the period, registering an improvement, in like-for-like terms, in both the EBITDA (+2.2 million euro with a change of +11.6% compared to the first half of 2005) and EBIT (+1.3 million).

La7 achieved important results in audiences, which in the first six months of 2006 reached 3.0% of the daily Audience Share, an increase of 15% with respect to the same period of 2005.

•

MTV consolidated its position thanks to the growth of 4.6% in domestic advertising led by the development of the new platforms, revenues from which were 9.9 million euro (against 6.5 million in the first half of 2005), and maintains the operational profitability (EBITDA) in line with the same period of the previous financial year.

DTT Television

The first half of 2006 shows a significant growth in revenues that reached 8.6 million euro (primarily generated by the sale of pay-per view events and smart cards) with respect to 2.2 million euro in the similar period of 2005. As far as concerns the profitability trend, against the improvement in margins for pay-per view, which still remain negative, an increase of the operating costs was recorded linked to the start-up of the new “free” channels (e.g. LA7 Sport) for which advertising collection is in the development phase and is strictly related to the penetration of the decoders.

News

The Business “News” Area (APCOM Press Agency) achieved revenues of 4.5 million euro in the first six months of 2006, up by 66.7% with respect to the first half of 2005, thanks to the contribution of new services (Notiziario Nuova Europa and news services for mobile telephony) and the signing of new contracts.

Telecom Italia

Media Relations

Telecom Italia Media Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 6th, 2006

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer